UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                                 Enherent Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   293313-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Todd Cavaluzzi, Esq.
                             McDermott, Will & Emery
                              600 13th Street, N.W.
                              Washington, DC 20005


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 9, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 293313-10-2                                      Page ___ of ___ Pages
          ---------------------------------------
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1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Primesoft, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)/X/
                                                                   (b)/ /
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0
NUMBER OF SHARES           -----------------------------------------------------
  BENEFICIALLY             8    SHARED VOTING POWER
   OWNED BY
     EACH                       4,625,000**
   REPORTING               -----------------------------------------------------
    PERSON                 9    SOLE DISPOSITIVE POWER
     WITH
                                0
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                4,625,000**
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         4,625,000**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                     / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
** REPRESENTS (1) 2,750,000 SHARES OF SERIES A SENIOR PARTICIPATING CONVERTIBLE PREFERRED STOCK, PAR VALUE $.001 PER SHARE EACH OF WHICH MAY BE CONVERTED INTO ONE SHARE OF COMMON STOCK, AND (2) 1,875,000 WARRANTS WHICH MAY BE EXCHANGED FOR 1,875,000 SHARES OF COMMON STOCK.

                                  SCHEDULE 13D

CUSIP No. 293313-10-2                                      Page ___ of ___ Pages
          ---------------------------------------
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


         Goldstone Technologies Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)/X/
                                                                 (b)/ /
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*


         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION


         India
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0
NUMBER OF SHARES           -----------------------------------------------------
  BENEFICIALLY             8    SHARED VOTING POWER
   OWNED BY
     EACH                       4,625,000**
   REPORTING               -----------------------------------------------------
    PERSON                 9    SOLE DISPOSITIVE POWER
     WITH
                                0
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                4,625,000**
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         4,625,000**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                    / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       ** REPRESENTS SHARES DIRECTLY BENEFICIALLY OWNED BY PRIMESOFT, LLC.

                                  SCHEDULE 13D
                                  ------------

ITEM I - SECURITY AND ISSUER

         The class of security to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock") of enherent Corp. (the "Company"), a Delaware corporation whose principal executive office is located at 12300 Ford Road, Suite 450, Dallas, Texas 75234.

ITEM II - IDENTITY AND BACKGROUND

         (a) This statement is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of
(i)Primesoft, LLC, ("Primesoft") by virtue of its direct beneficial ownership of Company securities convertible into Company Common Stock as further described below in Item III, and (ii) Goldstone Technologies Limited, (Goldstone) by virtue of its ownership of all of the outstanding membership interests of Primesoft (each individually, a "Reporting Person" and collectively, "Reporting Persons").

         Attached as Schedule A is information concerning each executive officer and director of Primesoft and Goldstone. Schedule A is incorporated into and made a part of this Schedule 13D.

         (b) The address of the principal business and principal place of business of Primesoft is 8603 Westwood Center Dr. Suite #200, Vienna, Virginia 22182. The address of the principal business and principal place of business of Goldstone is 9-1-83 & 84 Amarchand Sharma Complex,S D Road, Secunderabad - 500 003, Andhra Pradesh, India.

         (c) Primesoft, LLC is a software consulting company organized under the laws of Delaware. Goldstone Technologies Limited is a software consulting company organized under the laws of India.

         (d) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors, or controlling persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors, or controlling persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Primesoft, LLC is a Delaware limited liability company. Goldstone Technologies Limited is an Indian corporation organized under the laws of India. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, each executive officer and director named in Schedule A to this Schedule 13D is a citizen of India.

ITEM III - SOURCE AND AMOUNT OF FUNDS

         Primesoft acquired 2,750,000 shares of Series A Senior Participating Convertible Preferred Stock, par value $0.001 per share (the "Series A Stock") and Warrants to purchase 1,875,000 shares of the Company's Common Stock (the "Warrants") for a total purchase price of $310,000. Each share of Series A Stock may be converted into one share of the Company's Common Stock at any time, and each Warrant may be converted into one share of the Company's Common Stock at any time at an exercise price of $1.00 per share. The source of such funds was an undocumented short-term loan from Primesoft's parent company, Goldstone. Goldstone used internal working capital to fund the loan to Primesoft.

ITEM IV - PURPOSE OF THE TRANSACTION

         On December 3, 2002, Primesoft entered into a Securities Purchase Agreement (the "Agreement") with The Travelers Indemnity Company, ("Travelers") a Connecticut corporation. According to the Agreement, attached to this Schedule 13D as Exhibit 2, Primesoft agreed to purchase and Travelers agreed to sell (i) 2,750,000 shares of the Company's Series A Stock for $0.1123636 per share, representing an aggregate price of $309,000 and (ii) 1,875,000 Warrants for $0.0005333 per Warrant, representing an aggregate price of $1,000. Effective December 9, 2002, Primesoft had paid Travelers an aggregate amount of $310,000 and Travelers had delivered the Series A Stock and the Warrants to Primesoft. The foregoing description is qualified in its entirety by reference to the full text of the Agreement.

         The Reporting Persons are currently evaluating possible courses of action with respect to their investment in the Company. The Reporting Persons have not currently formulated any definitive plans or proposals or made any decisions about such courses of action. The Reporting Persons will consider the feasibility and advisability of various alternative courses of action, including
(i) holding their shares of Common Stock as passive investors or as active investors (whether or not as a member of a group with other beneficial owners of the Common Stock or otherwise), (ii) forming a group with other beneficial owners of Common Stock, (iii) acquiring beneficial ownership of additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, (iv) acquiring control of the Company through such acquisition of beneficial ownership of additional shares of Common Stock, or through voting agreement(s) governing the Common Stock, (v) acquiring all or substantially all of the outstanding shares of the Common Stock, (vi) engaging in an extraordinary corporate transaction, including a possible merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (vii) making changes to the present Board of Directors or management of the Company, including changing the number or term of directors or filling any existing vacancies on the Board, (viii) making a material change in the present capitalization or dividend policy of the Company, (ix) making other material changes in the Company's business or corporate structure, (x) making changes to the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any other person, (xi) disposing of all or part of their holdings of Common Stock, (xii) entering into strategic alliances with the Company to cross-market or cross-promote the entities, (xiii) taking other actions which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4, or (xiv) changing their intention with respect to any or all of the matters referred to in this Item 4, (xv) pursuing strategic operating relationships with the Company, (xvi) engaging in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (xvii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, or (xviii) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         Other than as described above, as of the date of this filing, the Reporting Persons have not formulated any definitive plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) a material change in the present capitalization or dividend policy of the Company; (f) other material changes in the Company's business or corporate structure; (g) changes to the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

ITEM V - INTEREST IN SECURITIES OF THE ISSUER

         The percentage calculations in Item 5 of this Schedule 13D are based upon the 17,502,188 shares of Common Stock outstanding, as reported in the Company's Form 10-Q filed on November 13, 2002.

         (a) Primesoft: As of December 9, 2002, Primesoft directly beneficially owned Series A Stock and Warrants that are convertible into 4,625,000 shares, or 20.9%, of the Company's Common Stock.

         Goldstone: As of December 9, 2002, Goldstone indirectly beneficially owned Series A Stock and Warrants that are convertible into 4,625,000 shares, or

20.9%, of the Company's Common Stock, representing the securities directly beneficially owned by Primesoft.

         (b) Goldstone may be considered to have the sole power to direct the vote and to direct the disposition of securities convertible into 4,625,000 shares of Common Stock directly beneficially owned by Primesoft.

         (c) Other than the transaction described in Item 4(a) above, to the best knowledge of the Reporting Persons (i) none of the individuals named in Schedule A to this Schedule 13D and (ii) none of the Reporting Persons have effected a transaction in shares of Common Stock during the past 60 days.

         (d) No person, other than Primesoft, has the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, the Common Stock underlying the Series A Stock and the Warrants owned by Primesoft.

         (e)      Not Applicable.

ITEM VI - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On December 3, 2002, Travelers Indemnity entered into a Securities Purchase Agreement that closed on December 9, 2002, pursuant to which Primesoft purchased certain securities of the Company. See Item 4(a) and Exhibit 2 attached hereto.


ITEM VI - MATERIAL TO BE FILED AS EXHIBITS.

Exhibit           Description
-------           -----------

1           Joint Filing Agreement among the Reporting Persons

2           Securities Purchase Agreement

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SIGNATURE:

                                          PRIMESOFT, LLC
                                          A Delaware limited liability company

                                          /s/ Mahita Caddell
                                          --------------------------------------
                                          Name:  Mahita Caddell
                                          Title:  Director

                                          GOLDSTONE TECHNOLOGIES LIMITED
                                          A corporation organized under the laws
                                          of India

                                          /s/ Mahita Caddell
                                          --------------------------------------
                                          Name:  Mahita Caddell
                                          Title:  Director

                                   SCHEDULE A
                                   ----------

PRIMESOFT, LLC:

The following is a list of the directors and executive officers of Primesoft, LLC, setting forth their present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, all directors and officers listed below are citizens of India, and their business address is: Primesoft, LLC, 8603 Westwood Center Dr. Suite #200, Vienna, Virginia 22182.

---------------------------------------- -------------------------------------- --------------------------------------
NAME (CITIZENSHIP)                       POSITION                               PRESENT PRINCIPAL OCCUPATION OR
                                                                                EMPLOYER
---------------------------------------- -------------------------------------- --------------------------------------
Kishore V. Khandavalli                   Director                               Primesoft, LLC
---------------------------------------- -------------------------------------- --------------------------------------
Mahita Caddell (USA)                     Director                               Director, Goldstone Technologies
                                                                                Limited
---------------------------------------- -------------------------------------- --------------------------------------


GOLDSTONE TECHNOLOGIES LIMITED

The following is a list of the directors and executive officers of Goldstone Technologies Limited, setting forth their present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, all directors and officers listed below are citizens of India, and their business address is: 9-1-83 & 84 Amarchand Sharma Complex,S D Road, Secunderabad - 500 003, Andhra Pradesh, India.

---------------------------------------- -------------------------------------- --------------------------------------
NAME (CITIZENSHIP)                       POSITION                               PRESENT PRINCIPAL OCCUPATION OR
                                                                                EMPLOYER
---------------------------------------- -------------------------------------- --------------------------------------
Dr. K.K. Krishnan Kutty                  Chairman                               Goldstone Technologies Limited
---------------------------------------- -------------------------------------- --------------------------------------
K. Vasudeva Rao                          Executive Director                     Goldstone Technologies Limited
---------------------------------------- -------------------------------------- --------------------------------------
L.P. Shashikumar                         Director                               Goldstone Technologies Limited
---------------------------------------- -------------------------------------- --------------------------------------
J.A. Rao                                 Director                               Goldstone Technologies Limited
---------------------------------------- -------------------------------------- --------------------------------------
P. Ramesh Babu                           Director                               Goldstone Technologies Limited
---------------------------------------- -------------------------------------- --------------------------------------
Mahita Caddell (USA)                     Director                               Goldstone Technologies Limited
---------------------------------------- -------------------------------------- --------------------------------------


                                  EXHIBIT LIST
                                  ------------


Exhibit           Description
-------           -----------

1        Joint Filing Agreement among the Reporting Persons

2        Securities Purchase Agreement